                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
               -------                       ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.   X
         ------              -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     China Southern Airlines Company Limited (the "Company") on April 29, 2005 published in two local newspapers in Hong Kong its announcement, in English and Chinese, on the notice of 2004 Annual General Meeting. A copy of the English Announcement is included in this Form 6-K of the Company.

                      [LOGO]           [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                      NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that pursuant to the resolutions passed by the Board of Directors of China Southern Airlines Company Limited (the "Company") at the Board Meeting held on 25 April, 2005, the 2004 Annual General Meeting of the Company will be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 15 June, 2005 for the following purposes:

I.   TO EXAMINE AND APPROVE THE FOLLOWING RESOLUTIONS AS ORDINARY RESOLUTIONS:

     1.   Report of the Directors of the Company for the year 2004;

     2.   Report of the Supervisory Committee of the Company for the year 2004;

     3. Audited consolidated financial statements of the Company for the year 2004;

     4.   Profit distribution budget of the Company for the year 2004;

     5. Appoint KPMG as the international auditors of the Company for the year 2005 and KPMG Huazhen as the PRC auditors of the Company for the year 2005 and authorize the Board to determine their remuneration;

     6. The operating lease of 5 Boeing B737-700, 5 Boeing B737-800, 5 Airbus A320-000 and 10 Airbus A321-200;

     7. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Shareholders' General Meetings" as stated below;

          a. Article 2 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 2 The Shareholders' General Meeting is the organ of authority of the Company and shall exercise the following functions and powers in accordance with law:

               (1) to decide on the Company's operational policies and investment plans;

               (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

               (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

               (4)  to examine and approve reports of the Board of Directors;

               (5)  to examine and approve reports of the supervisory committee;

               (6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

               (7) to examine and approve the Company's profit distribution plans and plans for making up losses;

               (8) to decide on increases or reductions in the Company registered capital;

               (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

               (10) to decide on the issue of debentures by the Company;

               (11) to decide on matters relating to external security according to the relevant provisions of the Articles of Association of the Company;

               (12) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

               (13) to amend these Articles of Association;

               (14) to consider motions raised by shareholders who represent 5 percent or more of the total shares of the Company carrying the right to vote;

               (15) to decide on other matters which require resolutions of the shareholders in Shareholders' General Meeting according to relevant laws, administrative regulations and provisions of the these Articles of Association;

               (16) to decide on matters which the Board of Directors may be authorized or delegated to deal with by the shareholders in Shareholders' General Meeting;

               (17) to consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place).

          b. Article 12 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 12 A notice of meeting of shareholders shall meet the following requirements:

               (1)  be in writing;

               (2)  specify the place, the date and time of the meeting;

               (3)  state the matters to be discussed at the meeting;

               (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

               (5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

               (6) contain the full text of any special resolution to be proposed at the meeting;

               (7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

               (8) specify the time and place for lodging proxy forms for the relevant meeting.

               Where the Company convenes the Shareholders' General Meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.";

          c. Article 20 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 20 The Company shall, subject to the Shareholders' General Meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of public shareholders in Shareholders' General Meetings through various means, including using modern information technology to establish an online voting platform.";

          d. Article 21 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 21 In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the Shareholders' General Meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 53 at the Shareholders' General Meeting, online voting shall be adopted therefore.

               Where online voting is adopted for the Shareholders' General Meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the Shareholders' General Meeting, are entitled to exercise their voting rights through the online voting system of the Shareholders' General Meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified.

               Where online voting is adopted for the Shareholders' General Meeting, it shall be conducted in accordance with the relevant laws, regulations and rules.";

          e. Article 22 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 22 The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in Shareholders' General Meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.";

          f. Article 23 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 23 A motion of a Shareholders' General Meeting is a discussion paper of a specific matter which shall be discussed in a Shareholders' General Meeting and shareholders shall resolve on the specific motion in a Shareholders' General Meeting.

               At a Shareholders' General Meeting of the Company, shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to propose new motions.

               Shareholders individually or jointly holding 5% of the total voting shares of the Company or the Supervisory Committee may put forward an extempore motion at annual general meetings. If the extempore motion concerns matters not listed in the notice of Board Meeting but falls into the scope of matters listed in
               Article 96, the proposing party shall submit the motion to the Board not less than 10 days before the convening of the Shareholders' General Meeting for announcement by the Board of Directors upon their approval.

               Where the principal shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board not less than 10 days before holding of the annual general meeting for announcement by the Board. If the motion is submitted less than 10 days before the annual general meeting, the principal shareholder may not propose the new profit distribution motion at the current annual general meeting.

               If online voting is adopted by the Company for the annual general meeting, the extempore motion so proposed shall be announced by the Board of Directors at least 10 days in advance. Any extempore motion proposed at the Shareholders' General Meeting or other extempore motions which have not been announced shall not be included in the agenda of the Shareholders' General Meeting.

               Apart from the above, other motions may be proposed to the Board for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.";

          g. Article 24 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 24 A motion proposed at Shareholders' General Meetings shall satisfy the following criteria:

               (1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company's Articles of Association, and shall fall within the scope of business of the Company and the functions of Shareholders' General Meetings;

               (2) There is a clear subject of discussion and a specific resolution;

               (3) The motion shall be submitted or delivered to the Board of Directors in writing.";

          h. Article 53 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 53 Unless otherwise provided, the following matters shall not be implemented or applied for unless they have been approved by all the shareholders of the Company at the Shareholders' General Meeting and have been passed by more than half of the public shareholders with voting rights present at the Shareholders' General Meeting:

               Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the Shareholders' General Meeting is convened);

               Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

               Repayment of debts due to the Company by any shareholder using his shares of the Company;

               Overseas listing of any significant subsidiary of the Company;

               Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

               Where the Company makes an announcement on the resolutions of the Shareholders' General Meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the Shareholders' General Meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the Shareholders' General Meeting and the results of their votes.

               Where the Company convenes a Shareholders' General Meeting to consider and approve any issue mentioned above, it shall provide the shareholders with an online voting system.";

          i. Article 54 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLES 54 Where any event referred to in the preceding Article 53 occur, after the notice of Shareholders' General Meeting has been issued, the Company shall issue a notice of the Shareholders' General Meeting again within three days from the date of shareholding registration.";

          j. Article 55 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 55 Annual General Meetings or extraordinary shareholders' meetings held at the request of shareholders and the Supervisory Committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

               (1)  Increase or decrease in the Company registered capital;

               (2)  Any issue of debentures by the Company;

               (3) Merger, division, dissolution and liquidation of the Company;

               (4)  Any amendment to the Articles of Association;

               (5)  plan for distribution of profits and recovery of losses;

               (6) Appointment and removal of members of the Board of Directors and the supervisory committee;

               (7)  Change in application of raised funds;

               (8) Connected transactions that shall be considered and examined by the Shareholders' General Meeting;

               (9) acquisition and disposal of assets that shall be considered and examined by the Shareholders' General Meeting;

               (10) Change of accounting firms;

               (11) Other matters that shall not be voted by way of written resolutions as provided by these Articles of Association.";

          k. Article 56 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 56 The nominee list of Directors and Supervisors of the Company shall be submitted to the Shareholders' General Meeting for resolution. The Board of Directors shall simultaneously provide shareholders with bibliographical details and basic information about nominees of Directors and Supervisors.";

          l. Article 57 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 57 After issue of notice of Shareholders' General Meeting by the Company about election of Directors and Supervisors, shareholders holding or aggregately holding 1% or more of shares with voting rights of the Company may propose nominees of Directors and Supervisors before the Shareholders' General Meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of Shareholders' General Meeting before submission to Shareholders' General Meeting for examination.";

          m. Article 59 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "ARTICLE 59 Method of voting:

               (1)  disclosed ballot;

               (2) the right to vote by hand on resolutions which ballot is not necessary;

               (3) unconditional ballot, that is, no additional conditions are attached to voting;

               (4)  a resolution shall be made after voting.

               The following issues shall be approved by vote on a poll under the supervisor's supervision at Shareholders' General Meeting:

               (1)  connected transactions;

               (2) transactions that shall be approved by independent shareholders;

               (3) options granted to major shareholders or independent directors or any other related parties; and

               (4) any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at Shareholders' General Meeting.

                    Notwithstanding the above regulations, unless a poll is demanded before or after any vote by show of hands, at any general meeting of shareholders, a resolution shall be decided on a show of hands if not expressly required to be decided by a poll:

                    (1)  by the chairman of the meeting;

                    (2) by at lease two shareholders entitled to vote present in person or by proxy;

                    (3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carry the rights to vote at the meeting.

               Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

               The demand for a poll may be withdrawn by the person who makes such demand."

               Where online voting is provided at the Shareholders' General Meeting of the Company concurrently, the number of votes by Shareholders or their appointed representatives through online voting system of the Shareholders' General Meeting shall be taken into the total number of votes of the Shareholders' General Meeting together with the number of votes on site of the meeting and by other mean as specified."

     8. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Board of Directors" as stated below;

          a. Article 12 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 12 Where a director's resignation results in the number of directors being less than the quorum, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by new directors. The Board of Directors consisting of the remaining directors shall convene a Shareholders' General Meeting as soon as possible to elect a new director to fill the vacancy arising from the resignation of such directors. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the Shareholders' General Meeting has made a resolution in respect of the re-election of the directors.

               Where directors leave the Company before expiry of their terms of office, they shall compensate the Company for any losses arising from their unauthorized resignation.";

          b. Article 15 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 15 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, president or other senior administrative officer.";

          c. Article 18 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 18 The Company shall have independent directors. The independent directors shall have no other position in the Company (other than as director of the Company), and shall not be in any relationship with the Company or its major shareholders that will impair their independent and objective judgment.

               The Board of Directors shall comprise more than one-thirds of independent directors, of which at least one director shall be accounting professional. Independent directors shall perform the fiduciary duties and protect the interests of the Company, and in particular, they shall protect the legal interests of public shareholders from any loss.";

          d. Article 21 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 21 To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

               (i) connected transactions of which the aggregate consideration is in compliance with the relevant provisions of the existing listing rules and other supervisory regulation in places where the Company is listed, engaging or disengaging accounting firms, shall first be approved by the independent directors before submission to the Board of Directors for discussion. Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis of their decision;

               (ii) propose to the Board of Directors with respect to engaging or disengaging accounting firms;

               (iii) propose to the Board of Directors with respect to the convening of extraordinary shareholders' meetings;

               (iv)  propose the convening of board meetings;

               (v)   engage external auditing firms or consultancy firms;

               (vi) publicly solicit and collect proxies before the convening of the Shareholders' General Meetings.

               The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers, among which (v) requires the consent of all of the independent directors.";

          e. Article 22 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 22 In addition to the above obligation, the independent directors shall provide their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters:

               (1)  nomination, appointment and removal of directors;

               (2)  appointment and dismissal of senior administrative officers;

               (3) remuneration of directors and senior administrative officers;

               (4) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

               (5) matters which may harm the interests of the minority shareholders;

               (6) matters which the Board of Directors has not put forward cash profit distribution proposal;

               (7) matters relating to security provided to external parties by the Company;

               (8)  other matters provided for in these Articles of Association.

               The independent directors shall choose to provide any of the following opinions in respect of the above matters: agree, reserve opinion and the reasons therefor, dissent and the reasons therefor; unable to comment and the reasons therefor.

               If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.";

          f. Article 23 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 23 Independent directors shall attend the meetings of the Board of Directors as scheduled, have an understanding of the production and operation of the Company, take initiative to conduct investigation and obtain information necessary for decision-making. Independent directors shall submit their report to the annual general meeting of the Company, describing the discharge of their duties.";

          g. Article 28 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 28 Nomination, Election and Replacement of Independent
               Directors:

               (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who alone or jointly with other persons hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a Shareholders' General Meeting.

               (2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company's Board of Directors shall announce the above information in accordance with relevant provisions.

               (3) Before convening the Shareholders' General Meeting for the election of independent directors, the Company shall submit relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the Shareholders' General Meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

               (4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

               (5) An independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the board to the Shareholders' General Meeting. Independent directors shall not be dismissed without just cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

               (6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors or a member of the board falls below the percentage required by the Articles of Association, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy. The Board of Directors shall hold the Shareholders' General Meeting to reappoint independent directors within two months. Where Shareholders' General Meeting is not convened within this period, independent directors may cease to perform their duties.";

          h. Article 36 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 36 When the Board of Directors votes on matters relating to the relevant connected transactions, in the event that the number of voting directors is less than half of total number of all directors after unrelated directors refrain from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the Shareholders' General Meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the Shareholders' General Meeting, and an announcement stating the opinions of independent directors shall be made separately";


II.  TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL RESOLUTION

     1. Proposals of the Board of Directors for amending the Articles of Association of the Company as stated below be and is hereby approved, and the Board of Directors is authorized to amend appropriately the wordings of the following amendment proposals and to deal with any other matters as required by any PRC relevant auditing authorities and the listing rules of any stock exchange in which the securities of the Company are listed:

          a. The original Article 58 of the "Articles of Association" shall be followed by the following new provisions:

               "CHAPTER 8 Shareholders' Rights and Obligations

               ARTICLE 58 The controlling shareholders of the Company shall assume the following obligations for the Company:

               (1) The controlling shareholders and the Company shall implement separation of personnel, assets and finance and independence between organs and business of the Company;

               (2) The controlling shareholders shall respect decisions made by Shareholders' General Meeting and the Board of the Company, and shall not bypass the Shareholders' General Meeting or the Board in interfering with the decisions made and production and operation activities carried out legally by the Company;

               (3) The controlling shareholders shall nominate candidates of the Company's directors and supervisors in accordance with laws and regulations and the Company's Articles of Association. Nominated candidates of directors and supervisors shall have the relevant knowledge and capacity of decision-making and supervision. The controlling shareholders shall not execute any approval procedure relating to the appointment of members of the Board of Directors or appointment of personnel at the Shareholders' General Meeting, or bypass Shareholders' General Meeting and Board of Directors in employing/dismissing any senior managerial officers of the Company; The controlling shareholders shall not interfere with the employment and dismissal and use of any senior managerial officers of the Company;

               (4) The controlling shareholders shall not take advantage of asset restructuring or otherwise to harm the legal interests of the Company and other shareholders, and shall not exploit their special position to obtain additional benefits;

               (5) The controlling shareholders shall abide by the provisions about abstaining from decision on connected transactions of the Company;

               (6) The controlling shareholders and their related companies shall avoid direct competition with the Company;

               (7) The controlling shareholders shall ensure that relevant information provided to the Company is true, accurate and complete, and ensure that the Company can legally perform disclosure obligation to public investors;

               (8) When exercising voting rights, the controlling shareholders shall not make decisions which harm the legal interests of the Company and other shareholders.";

               ARTICLE 59 The controlling shareholders and beneficial controller of the Company shall have the obligations to act in good faith towards the Company and public shareholders of the Company. The controlling shareholders shall by law strictly exercise their rights as contributors. The controlling shareholders shall not take advantage of connected transactions, profit distribution, asset restructuring, external investment, capital appropriation and loan guarantee to the detriment of the legal interests of the Company and public shareholders, nor shall they exploit their position as controlling shareholders to harm the interests of the Company and public shareholders.";

               ARTICLE 60 Written agreements shall be made in respect of connected transactions between the Company and a connected person, which shall be in line with the principles of equality, voluntariness and fair consideration. Connected transactions shall be made on normal commercial terms, and the consideration must be comparable with those provided by independent third parties in the market.

               The Company shall take effective measures to prevent its connected persons from interfering with the operations of the Company and damaging the Company's benefits by way of monopolizing its purchase and sales channels.

               The Company shall take effective measures to prevent shareholders and its connected parties from misappropriating or transferring the Company's funds, assets or other resources in whatever manner.";

          b. Unless otherwise specified, wordings in sections subsequent to the original Article 58 of the "Articles of Association" are kept the same except that item numbers of articles are deferred. The original Article 59 of the "Articles of Association" shall be replaced by the following provision:

               "CHAPTER 9 Shareholders' General Meeting

               "ARTICLE 62 The Shareholders' General Meeting shall exercise the following functions and powers:

               (1) to decide on the Company's operational policies and investment plans;

               (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

               (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

               (4)  to examine and approve reports of the Board of Directors;

               (5)  to examine and approve reports of the supervisory committee;

               (6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

               (7) to examine and approve the Company's profit distribution plans and plans for making up losses;

               (8) to decide on increases or reductions in the Company registered capital;

               (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

               (10) to decide on the issue of debentures by the Company;

               (11) to decide on matters relating to external security according to the relevant provisions of the Articles of Association of the Company;

               (12) to decide on the appointment, dismissal and disengagement of the accountants of the Company;

               (13) to amend these Articles of Association;

               (14) to consider motions raised by shareholders who represent 5 percent or more of the total shares of the Company carrying the right to vote;

               (15) to decide on other matters which require resolutions of the shareholders in Shareholders' General Meeting according to relevant laws, administrative regulations and provisions of the these Articles of Association;

               (16) to consider and approve significant acquisition, disposal and replacement of assets of the Company (the standards shall be fixed in accordance with the rules of the stock exchange of the listing place);

               (17) to decide on matters which the Board of Directors may be authorized or delegated to deal with by the shareholders in Shareholders' General Meeting.

                    When the Shareholders' General Meeting decide on matters which the Board of Directors may be authorized or delegated to deal with, the Shareholders' General Meeting shall maintain the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Company's principle of efficient operation and scientific decision making. Matters authorized or delegated to the Board of Directors to deal with include (without limitation):

                    (1) to modify the language of these Articles of Association after the Shareholders' General Meeting passed the resolution on the amendments to these Articles of Association;

                    (2)  to distribute the interim profit;

                    (3) to decide on matters in connection with the issue of new shares and convertible bonds;

                    (4) to deal with, mortgage and secure the fixed assets under the current operation policy and investment plan passed at the Shareholders' General Meeting, excluding direct or indirect provision of debts guarantee for the secured party with a gearing ratio exceeding 70%;

                    (5) other matters authorized or delegated at the Shareholders' General Meeting to the Board of Directors to deal with from time to time in accordance with laws, regulations and these Articles of Association.";

          c. The original Article 66 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 69 A notice of meeting of shareholders shall meet the following requirements:

               (1)  be in writing;

               (2)  specify the place, the date and time of the meeting;

               (3)  state the matters to be discussed at the meeting;

               (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase shares, to reorganize the share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

               (5) contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, president or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

               (6) contain the full text of any special resolution to be proposed at the meeting;

               (7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

               (8) specify the time and place for lodging proxy forms for the relevant meeting.

               Where the Company convenes the Shareholders' General Meeting and provides shareholders with online voting, the time and voting procedures of online voting and the matters to be considered and approved.";

          d. The original Article 74 of the "Articles of Association" shall be followed by the following new provision:

               "ARTICLE 78 The Company shall, subject to the Shareholders' General Meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of public shareholders in Shareholders' General Meetings through various means, including using modern information technology to establish an online voting platform.

               ARTICLE 79 In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the Shareholders' General Meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 94 at the Shareholders' General Meeting, online voting shall be adopted therefore.

               Where online voting is adopted for the Shareholders' General Meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the Shareholders' General Meeting, are entitled to exercise their voting rights through the online voting system of the Shareholders' General Meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified.

               Where online voting is adopted for the Shareholders' General Meeting, it shall be conducted in accordance with the relevant laws, regulations and rules.

               ARTICLE 80 The Board of Directors, independent directors and shareholders who meet the relevant requirements may solicit from other shareholders their voting rights in Shareholders' General Meetings. The solicitation shall be without consideration and information shall be fully disclosed to such shareholders.

               ARTICLE 81 A motion of a Shareholders' General Meeting is a discussion paper of a specific matter which shall be discussed in a Shareholders' General Meeting and shareholders shall resolve on the specific motion in a Shareholders' General Meeting.

               At a Shareholders' General Meeting of the Company, shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to propose new motions.

               Shareholders individually or jointly holding 5 % of the total voting shares of the Company or the Supervisory Committee may put forward an extempore motion at annual general meetings. If the extempore motion concerns matters not listed in the notice of Board Meeting but falls into the scope of matters listed in
               Article 96, the proposing party shall submit the motion to the Board not less than 10 days before the convening of the Shareholders' General Meeting for announcement by the Board of Directors upon their approval.

               Where the principal shareholder proposes a new motion on profit distribution, the motion shall be submitted to the Board not less than 10 days before holding of the annual general meeting for announcement by the Board. If the motion is submitted less than 10 days before the annual general meeting, the principal shareholder may not propose the new profit distribution motion at the current annual general meeting.

               If online voting is adopted by the Company for the annual general meeting, the extempore motion so proposed shall be announced by the Board of Directors at least 10 days in advance. Any extempore motion proposed at the Shareholders' General Meeting or other extempore motions which have not been announced shall not be included in the agenda of the Shareholders' General Meeting.

               Apart from the above, other motions may be proposed to the Board for its announcement before the annual general meeting or may be proposed at the annual general meeting directly.

               ARTICLE 82 A motion proposed at Shareholders' General Meetings shall satisfy the following criteria:

               (1) The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company's Articles of Association, and shall fall within the scope of business of the Company and the functions of Shareholders' General Meetings;

               (2) There is a clear subject of discussion and a specific resolution;

               (3) The motion shall be submitted or delivered to the Board of Directors in writing.

               ARTICLE 83 The Board of the Company shall act in the best interest of the Company and its shareholders and shall examine the motions proposed at the Shareholders' General Meeting according to the provisions of Article 82.;

               ARTICLE 84 Where the Board decides not to include any motions proposed to the Shareholders' General Meeting in the agenda thereof, it shall give an explanation at the meeting and issue an announcement setting out the content of such motion and its explanation, together with the resolutions of the Shareholders' General Meeting, after the conclusion of the meeting.

               ARTICLE 85 If the proposing shareholders have any objection to the decision of the Board of Directors of not including their motions in the agenda, they may request the convening of an extraordinary general meeting according to the provisions of
               Article 99.";

          e. The original Article 82 of the "Articles of Association" shall be followed by the following new provisions:

               "ARTICLE 94 Unless otherwise provided, the following matters shall not be implemented or applied for unless they have been approved by all the shareholders of the Company at the Shareholders' General Meeting and have been passed by more than half of the public shareholders with voting rights present at the Shareholders' General Meeting:

               Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the Shareholders' General Meeting is convened);

               Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

               Repayment of debts due to the Company by any shareholder using his shares of the Company;

               Overseas listing of any significant subsidiary of the Company;

               Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

               Where the Company makes an announcement on the resolutions of the Shareholders' General Meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the Shareholders' General Meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the Shareholders' General Meeting and the results of their votes.

               Where the Company convenes a Shareholders' General Meeting to consider and approve any issue mentioned above, it shall provide the shareholders with an online voting system.

               ARTICLE 95 Where any event referred to in the preceding Article 94 occur, after the notice of Shareholders' General Meeting has been issued, the Company shall issue a notice of the Shareholders' General Meeting again within three days from the date of shareholding registration.

               ARTICLE 96 Annual General Meetings or extraordinary shareholders' meetings held at the request of shareholders and the Supervisory Committee shall not adopt voting by way of written resolutions. Extraordinary general meetings held for other reasons may vote by way of written resolutions, except for the following matters:

               (1)  Increase or decrease in the Company registered capital;

               (2)  Any issue of debentures by the Company;

               (3) Merger, division, dissolution and liquidation of the Company;

               (4)  Any amendment to the Articles of Association;

               (5)  plan for distribution of profits and recovery of losses;

               (6) Appointment and removal of members of the Board of Directors and the supervisory committee;

               (7)  Change in application of raised funds;

               (8) Connected transactions that shall be considered and examined by the Shareholders' General Meeting;

               (9) acquisition and disposal of assets that shall be considered and examined by the Shareholders' General Meeting;

               (10) Change of accounting firms;

               (11) Other matters that shall not be voted by way of written resolutions as provided by these Articles of Association.

               ARTICLE 97 The nominee list of Directors and Supervisors of the Company shall be submitted to the Shareholders' General Meeting for resolution. The Board of Directors shall simultaneously provide shareholders with bibliographical details and basic information about nominees of Directors and Supervisors.

               ARTICLE 98 After issue of notice of Shareholders' General Meeting by the Company about election of Directors and Supervisors, shareholders holding or aggregately holding 1% or more of shares with voting rights of the Company may propose nominees of Directors and Supervisors before the Shareholders' General Meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of Shareholders' General Meeting before submission to Shareholders' General Meeting for examination.";

          f. The original Article 83 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 99 Shareholders requisitioning the convening of extraordinary general meetings of shareholders or class meeting shall abide by the following procedures:

               (1) Two or more shareholders or the Supervisory Committee holding in aggregate 10 per cent or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the object of the meeting and requiring the Board of Directors to convene a shareholders' extraordinary general meeting or a class meeting thereof. The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting of shareholders or a class meeting thereof after receiving the requisition.

                    The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.

               (2) If the Board of Directors fails to issue a notice of such a meeting within thirty (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which shareholders' meeting are to be convened by the Board of Directors within four (4) months from the date of receipt of the requisition by the Board of Directors.

                    Any reasonable expenses incurred by the requisitions by reason of the failure of the Board of Directors to duly convene a meeting shall be repaid to the requisitionists by the Company and any sum so repaid shall be set off against sums owed by the Company to the directors in default.";

          g. The original Article 85 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 101 The chairman of the meeting shall be responsible for the determination of whether a resolution is passed. His decision, which is final and conclusive, shall be announced at the meeting and recorded in the minute book.

               Where online voting is provided at the Shareholders' General Meeting of the Company concurrently, the number of votes by shareholders or their appointed representatives through online voting system of the Shareholders' General Meeting shall be taken into the total number of votes of the Shareholders' General Meeting together with the number of votes on site of the meeting and by other means as specified.

               Where a resolution of the Shareholders' General Meeting is required to be approved by public shareholders independently, the total number of votes and voting results of public shareholders shall be also calculated independently.";

          h. The original Article 101 of the "Articles of Association" shall be replaced by the following provision:

               "CHAPTER 11 Board of Directors

               SECTION 1 Directors and Board of Directors

               ARTICLE 117 Directors shall be elected and replaced by the Shareholders' General Meeting. The term of office of directors is three (3) years, renewable by re-election upon expiry. Alternate directors shall have a term expired upon conclusion of the tenure of the existing Board of Directors.

               Directors shall be elected by the Shareholders' General Meeting from the candidates nominated by Board of Directors or shareholders representing 5% (including the 5%) or more of the issued shares. At least 7 days' notice of nomination of a candidate for election as a director and particulars of such candidate shall be given to the Company, and such 7 days period shall start no sooner than the date of giving the notice of Shareholders' General Meeting and end no later than 7 days prior to the date of the such Shareholders' General Meeting.

               The candidates for election as directors shall give at least 7 days' prior written confirmation to the Company, and such 7 days period shall start no sooner than the day after the date of giving the notice and end no later than 7 days prior to the date of such Shareholders' General Meeting. The written confirmation shall indicate the willingness of the candidate to be nominated, and confirm that information of the candidate publicly disclosed are true and complete, that the candidate will faithfully discharge its duties as a director if he is elected.

               Where shareholders severally or jointly holding 5% or more of the voting rights or the supervisory committee of the Company propose any special resolutions for election of non-independent directors at the Company's annual general meeting, written notice of the intention to propose a candidate for election as a Director, notice by such candidate of his willingness to be elected and details and confirmation of the candidate shall be given to the Company not more than 7 days prior to the date of the meeting appointed for such election. The 7 days period shall start no sooner than the first day after the date of giving the notice and end no later than 7 days prior to the date of such Shareholders' General Meeting.

               The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the Board of Directors. The term of office of each of the Chairman and the Vice-chairman is three (3) years, renewable upon re-election.

               The Shareholders' General Meeting may by ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such director's right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

               The Directors shall not be required to hold shares of the Company.";

          i. The original Article 101 of the "Articles of Association" shall be followed by the following new provision:

               "ARTICLE 118 Directors may resign before expiry of his term of office. Directors shall submit a written resignation to the Board of Directors before their resignation.

               Where a director's resignation results in the number of directors being less than the quorum, the written resignation of such directors shall become effective only when the vacancy arising from his resignation has been filled by new directors. The Board of Directors consisting of the remaining directors shall convene a Shareholders' General Meeting as soon as possible to elect a new director to fill the vacancy arising from the resignation of such directors. The power of the resigning director and the Board of Directors consisting of the remaining directors shall be subject to due restrictions until the Shareholders' General Meeting has made a resolution in respect of the re-election of the directors.

               Where directors leave the Company before expiry of their terms of office, they shall compensate the Company for any losses arising from their unauthorized resignation.";

          j. The original Article 108 of the "Articles of Association" shall be followed by the following new provision:

               "ARTICLE 127 When the Board of Directors votes on matters relating to the relevant connected transactions, in the event that the number of voting directors is less than half of total number of all directors after unrelated directors refrain from voting, all directors (including unrelated directors) shall vote on the procedures for the connected transactions to be submitted to the Shareholders' General Meeting for approval, and the relevant resolutions relating to such transactions shall be approved at the Shareholders' General Meeting, and an announcement stating the opinions of independent directors shall be made separately";

          k. The original Article 116 of the "Articles of Association" shall be followed by the following new provision:

               "ARTICLE 136 The Board of Directors shall comprise more than one-thirds of independent directors, of which at least one director shall be accounting professional. Independent directors shall perform the fiduciary duties and protect the interests of the Company, and in particular, they shall protect the legal interests of public shareholders from any loss.";

          l. The original Article 120 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 140 Nomination, Election and Replacement of Independent
               Directors:

               (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who alone or jointly with other persons hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidates as independent directors, and the nominated candidates shall become independent directors by election at a Shareholders' General Meeting.

               (2) The nominator shall have the approval of the proposed candidate for the nomination before making a nomination. The nominator shall have adequate knowledge of the profession, education, professional title and detailed work experience of the nominee as well as status of all his part-time jobs. The nominator shall also comment on the qualification and independence of the nominee as an independent director. The nominee shall make a public statement disclaiming any relationship between him and the Company that will affect his independent judgment. Before the shareholders meeting for the election of independent directors, the Company's Board of Directors shall announce the above information in accordance with relevant provisions.

               (3) Before convening the Shareholders' General Meeting for the election of independent directors, the Company shall submit relevant materials of all the nominees to the China Securities Regulatory Commission and its local office as well as the stock exchange at which the Company's shares are listed. Dissenting opinions of the board with regard to the nominees shall also be submitted. Nominees of independent directors objected by China Securities Regulatory Commission may be candidates of the directors of the Company but not as candidates of independent directors of the Company. At the Shareholders' General Meeting for the election of independent directors, the Board of Directors shall make clear whether the nominees of independent directors are objected to by China Securities Regulatory Commission.

               (4) The term of office of the independent directors is the same as that of the other directors. Successive terms are allowed upon the expiration of the term, but may not be extended to more than 6 years.

               (5) An independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the board to the Shareholders' General Meeting. Independent directors shall not be dismissed without just cause before the expiration of his term, unless the above condition or any of the conditions specifying the disqualification of a director under the Company Law has occurred. When an independent director is dismissed, the Company shall disclose the dismissal as a special discloseable matter and shall give reasons for the dismissal. The independent director may make a public statement if he thinks that such a dismissal is without justification.

               (6) Independent directors may resign before the expiration of their term. The resigning independent director shall submit written resignation to the Board of Directors. The written resignation shall contain explanations on matters related to his resignation or any other matters which in his opinion, should be brought to the notice of the shareholders and creditors of the Company. In the event that due to the resignation of an independent director the number of independent directors or a member of the board falls below the percentage required by the Articles of Association, the resignation of such independent director shall be effective only after a new independent director has been appointed to fill up the vacancy. The Board of Directors shall hold the Shareholders' General Meeting to reappoint independent directors within two months. Where Shareholders' General Meeting is not convened within this period, independent directors may cease to perform their duties.";

          m. The original Article 121 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 141 Rights and Obligations of Independent Directors:

               (1) To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

                    (i) connected transactions of which the aggregate consideration is in compliance with the relevant provisions of the existing listing rules and other supervisory regulation in places where the Company is listed, engaging or disengaging accounting firms, shall first be approved by the independent directors before submission to the Board of Directors for discussion. Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis of their decision;

                    (ii) propose to the Board of Directors with respect to engaging or disengaging accounting firms;

                    (iii) propose to the Board of Directors with respect to the convening of extraordinary shareholders' meetings;

                    (iv)  propose the convening of board meetings;

                    (v)   engage external auditing firms or consultancy firms;

                    (vi) publicly solicit and collect proxies before the convening of the Shareholders' General Meetings.

               (2) The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers, among which (v) requires the consent of all of the independent directors.

               (3) If any of the above proposals has not been adopted or if any of the above powers cannot be exercised, the Company shall disclose the relevant information.

               (4) Apart from the powers of an ordinary director and the special powers of an independent director, an independent director shall comply with all the obligations of a director set forth in these Articles of Association.";

          n. The original Article 122 of the "Articles of Association" shall be replaced by the following provision:

               "ARTICLE 142 The independent directors shall provide their opinions on all the important matters of the Company.

               (1) In addition to the above obligation, the independent directors shall provide their independent opinions to the Board of Directors or the Shareholders' General Meeting on the following matters:

                    (i)    nomination, appointment and removal of directors;

                    (ii) appointment and dismissal of senior administrative officers;

                    (iii) remuneration of directors and senior administrative officers;

                    (iv) newly occurred transactions, loans and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates, the aggregate amount of which is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

                    (v) matters which may harm the interests of the minority shareholders;

                    (vi) matters which the Board of Directors has not put forward cash profit distribution proposal;

                    (vii) matters relating to security provided to external parties by the Company;

                    (viii) other matters provided for in these Articles of
                           Association.

               (2) The independent directors shall choose to provide any of the following opinions in respect of the above matters:

                    (i)   agree;

                    (ii)  reserve opinion and the reasons therefor;

                    (iii) dissent and the reasons therefor;

                    (iv)  unable to comment and the reasons therefor.

               (3) If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.";

          o. The original Article 122 of the "Articles of Association" shall be followed by the following provision (new addition):

               "ARTICLE 143 Independent directors shall attend the meetings of the Board of Directors as scheduled, have an understanding of the production and operation of the Company, take initiative to conduct investigation and obtain information necessary for decision-making. Independent directors shall submit their report to the annual general meeting of the Company, describing the discharge of their duties.";

          p. The original Article 214 of the "Articles of Association" shall be followed by the following new provision:

               "CHAPTER 27 Definition and Interpretation of these Articles of Association

               ARTICLE 236 The Board of Directors is responsible for the interpretation of these Articles of Association. Uncovered matters in these Articles of Association shall be settled by special resolutions that Board of Directors proposes for Shareholders' General Meeting to adopt."



                                                     By order of the Board
                                                           SU LIANG
                                                       Company Secretary


Guangzhou, the PRC. April 28 April, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:

I.   Shareholders eligible for attending the general meeting:

     1. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at or before the close of business on Friday, 13 May 2005 are entitled to attend the Annual General Meeting ("AGM") after duly completion of the required registration procedures in accordance with Section 4 of "Registration Procedures for Attending General Meeting". Holders of A shares of the Company shall receive a notice separately.

II.  Registration procedures for attending a general meeting:

     1. Registered shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company, on or before 25 May 2005, either in person, by post or by fax, the reply slip for attending the AGM.

     2. Registered shareholders of H shares of the Company who intend to attend the Annual General Meeting and who are entitled to the final dividend must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, before 4:00 p.m. on 13 May 2005.

     3. The register of H shares of the Company will be closed from 14 May 2005 to 25 May 2005 (both days inclusive), during which period no transfer of H shares will be registered.

     4. When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of his own identity, together with a notarized copy of the resolution or power of attorney issued by the Board of Directors or other governing body to appoint such legal representative to attend the meeting.

III. Proxies:

     1. A registered shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder of the Company.

     2. A proxy must be appointed by a shareholder or his attorney by way of a form of proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document authorizing such attorney to appoint the proxy must be notarized.

     3. To be valid, the duly completed proxy form(s), together with the notarized power of attorney or other authorization document (if any), must be lodged with Hong Kong Registrars Limited 24 hours before the time designated for the holding of the AGM.

IV.  Miscellaneous:

     1. The AGM is expected to last not more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

     2.   The address of Hong Kong Registrars Limited is:

          46th  Floor
          Hopewell Centre
          183 Queen's Road East
          Hong Kong

     3.   The registered address of the Company is:

          Guangzhou Economic & Technology Development Zone
          Guangdong Province
          PRC
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                      By   /s/ Su Liang
                                         ---------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: April 29, 2005